

TSX, NYSE American
Symbol: TMQ

News Release

Trilogy Metals Announces the 2022 Program and Budget for the Upper Kobuk Mineral Projects and Provides Update on Arctic Permitting

January 11, 2022 - Vancouver, British Columbia – Trilogy Metals Inc. (**TSX/NYSE American: TMQ**) ("Trilogy" or the "Company") is pleased to announce that Ambler Metals LLC ("Ambler Metals"), the joint venture operating company equally owned by Trilogy and a wholly-owned subsidiary of South32 Limited (ASX, LSE, JSE: S32; ADR: SOUHY) ("South32"), has approved the 2022 program and budget of approximately $28.5 million for the advancement of the Upper Kobuk Mineral Projects ("UKMP") located in Northwestern Alaska. The budget is 100% funded by Ambler Metals and was confirmed by the NANA/Ambler Metals Oversight committee. All amounts are in US dollars.

Highlights of the Approved 2022 Program

- **Approximately $28.5 million budget fully funded by Ambler Metals**

- **Up to 10,000 meters to be allocated between resource development drilling at the Arctic Project and priority drill-ready exploration targets in the district**

- **Engineering studies advancing the Arctic Project**

- **Submission of the Federal 404 permit application in early 2022**

Proposed 2022 Arctic and UKMP Drilling Program

A two-day technical review of the 2021 exploration program, involving geologists from Trilogy, South32 and Ambler Metals, was held in Fairbanks, Alaska on December 8 and 9, 2021. Ambler Metals presented technical results received to date and a preliminary outline of the 2022 exploration program. A full technical review of the 2021 exploration results and ranking of drill targets and target areas for the 2022 field season will be held in early 2022 once all assay results have been received, compiled, and interpreted.

The 2022 budget for Ambler Metals, approved by the owners, Trilogy and South32, will cover up to 10,000 meters of helicopter-supported diamond drilling that is expected to commence in early June. The meterage will be divided between resource development drilling at Arctic and scout drilling of both Volcanogenic Massive Sulphide ("VMS") targets in the Ambler Belt, with a focus on targets near Arctic, and Carbonate-Hosted Copper targets around Bornite and the Cosmos Hills. A greater effort on the ground to identify and evaluate new targets for drilling, including the use of ground and down-hole electro-magnetic (EM) surveys, is planned.

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Arctic Permitting

An independent consulting company has completed a preparedness review of the draft permitting package for the Arctic Project and presented the results of this review to the technical teams of South32 and Trilogy. The review concluded that the Ambler Metals permitting strategy is sound and the permitting package can proceed with minor changes. Ambler Metals is now making the recommended changes to the permitting package and expects to file the permitting application, which will start the formal permitting process for the Arctic Project, with the United States Army Corps. of Engineers ("USACE") in early 2022.

Given that the Arctic Project is located on state and private land, the key federal permit will be the 404 Dredge or Fill Permit that is issued by the USACE, the lead agency during the federal permitting process. The permitting process will be carried out in accordance with the National Environmental Policy Act. In parallel with the federal permitting process, the State of Alaska, specifically the Alaska Department of Environmental Conservation, Alaska Department of Natural Resources and Alaska Department of Fish and Game, will be the state agencies responsible for issuing the state permits which include the Mine Operating Permit, the Air Quality Permit, the Dam Construction and Operating Permits, and the Water Discharge Permit. There will also be other permits issued by the Northwest Arctic Borough. The Company expects to file the permit application during the first quarter of 2022, and for the overall permitting process to take 24 to 30 months to be completed.

More details on the proposed 2022 program and Arctic permitting timeline will be made public in early 2022.

Tony Giardini, President and CEO of Trilogy, commented, "We are pleased that we are continuing to make progress on de-risking the Arctic Project and that we are now very close to commencing the formal permitting activities. Senior management at Trilogy Metals is working very closely with representatives from South32 and Ambler Metals in devising a 2022 program that will greatly assist in moving the Arctic Project forward and to continue to add value through the drill bit. We believe that 2022 will be another significant year for the Company."

Qualified Persons

Richard Gosse, Vice President Exploration for Trilogy, is a Qualified Person as defined by National Instrument 43-101. Mr. Gosse has reviewed the scientific and technical information in this news release and approves the disclosure contained herein.

About Trilogy Metals

Trilogy Metals Inc. is a metal exploration and development company which holds a 50 percent interest in Ambler Metals LLC which has a 100 percent interest in the Upper Kobuk Mineral Projects ("UKMP") in Northwestern Alaska. On December 19, 2019, South32, a globally diversified mining and metals company, exercised its option to form a 50/50 joint venture with Trilogy. The UKMP is located within the Ambler Mining District which is one of the richest and most-prospective known copper-dominant districts located in one of the safest geopolitical jurisdictions in the world. It hosts world-class polymetallic VMS deposits that contain copper, zinc, lead, gold and silver, and carbonate replacement deposits which have been found to host high-grade copper and cobalt mineralization. Exploration efforts have been focused on two deposits in the Ambler Mining District – the Arctic VMS deposit and the Bornite carbonate replacement deposit. Both deposits are located within a land package that spans approximately 181,387 hectares. Ambler Metals has an agreement with NANA Regional Corporation, Inc., an

Alaska Native Corporation that provides a framework for the exploration and potential development of the Ambler Mining District in cooperation with local communities. Trilogy's vision is to develop the Ambler Mining District into a premier North American copper producer.

Company Contacts

Patrick Donnelly
Vice President, Corporate Communications & Development
patrick.donnelly@trilogymetals.com
604-630-3569

604-638-8088 or 1-855-638-8088

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Cautionary Note Regarding Forward-Looking Statements

This press release includes certain "forward-looking information" and "forward-looking statements" (collectively "forward-looking statements") within the meaning of applicable Canadian and United States securities legislation including the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical fact, included herein, including, without limitation, statements relating to the planned expenditures and the anticipated drilling, survey and other activity at the Company's properties and the timing and objectives thereof, the timing of submission and granting of permits, the Company's ability to de-risk the Arctic Project and unlock the mineral potential of the VMS Mineral Belt and the Company's future performance are forward-looking statements. Forward-looking statements are frequently, but not always, identified by words such as "expects", "anticipates", "believes", "intends", "estimates", "potential", "possible", and similar expressions, or statements that events, conditions, or results "will", "may", "could", or "should" occur or be achieved. Forward-looking statements involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's expectations include the uncertainties involving success of exploration activities, permitting timelines, requirements for additional capital, government regulation of mining operations, environmental risks, prices for energy inputs, labour, materials, supplies and services, uncertainties involved in the interpretation of drilling results and geological tests, unexpected cost increases and other risks and uncertainties disclosed in the Company's Annual Report on Form 10-K for the year ended November 30, 2020 filed with Canadian securities regulatory authorities and with the United States Securities and Exchange Commission and in other Company reports and documents filed with applicable securities regulatory authorities from time to time. The Company's forward-looking statements reflect the beliefs, opinions and projections on the date the statements are made. The Company assumes no obligation to update the forward-looking statements or beliefs, opinions, projections, or other factors, should they change, except as required by law.

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